                                                                      EXHIBIT 99

                           IMPORTANT FACTORS REGARDING
                           FORWARD-LOOKING STATEMENTS

The Company may occasionally make forward-looking statements and estimates, such as forecasts and projections of the Company's future performance or statements of management's plans and objectives. These forward-looking statements, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, may be contained in SEC filings, Annual Reports to Stockholders, Press Releases and oral statements, among others, made by the Company. Actual results could differ materially from those in such forward-looking statements. Therefore, no assurances can be given that the results in such forward-looking statements will be achieved. Important factors that could cause the Company's actual results to differ from those contained in such forward-looking statements include, among others, the factors mentioned below.

NEW PRODUCT INTRODUCTIONS

The growth of the Company has been, and will continue to be, dependent upon its ability to continue to introduce new products. There can be no assurance that the Company will continue to maintain its present rate of growth, that it will continue to generate new product ideas, or that new products will be successfully introduced. In 1997, the Company introduced to the market its comforTemp infra-red instant underarm thermometer. There can be no assurance that such product will be well received by the market or generate substantial sales.

RELIANCE ON LICENSED PRODUCTS

A substantial factor contributing to the growth in the Company's net sales in the past few years has been its sale of products featuring cartoon characters licensed from other parties, including the use of Winnie the Pooh characters licensed from The Walt Disney Company, and Sesame Street characters licensed from The Children's Television Workshop. These licenses have fixed terms and limit the type of products that may be sold under the license. One major license expires at the end of 1998. The Company's management is in the process of negotiating the renewal of such license. There can be no assurance that such license or any of the Company's other licenses will be renewed or will be renewed on terms favorable to the Company, or that, if renewed, they will result in sales increases in future periods.

DEPENDENCE ON CONSUMER PREFERENCES

The continued success of the Company's business depends in part on the continued consumer demand for its juvenile products and the Company's ability to anticipate, gauge, and respond to changing consumer demands for juvenile products in a timely manner. Changes in consumer demand due to frequently-changing consumer tastes, general economic decline, or to less favorable demographic trends related to childbirth, among other factors, could have a material adverse effect on the Company's business. Moreover, the Company could be materially adversely affected by conditions in the retail industry in general, including consolidation and the resulting decline in the number of retailers, and other cyclical economic factors.

DEPENDENCE UPON MAJOR CUSTOMERS

The three largest customers of the Company, Walmart, Toys "R" Us, and Target accounted for approximately 52% of net sales during 1997. A significant reduction of purchases by any one of these customers could have a material adverse effect on the Company's business.

COMPETITION

Competition is intense in the juvenile product markets in which the Company sells its products. The Company competes with a large number of other companies both domestic and foreign, some of which have diversified product lines, well-known brands and financial, distribution and marketing resources substantially greater than those of the Company. There can be no assurance that the Company will be able to continue to compete effectively in the juvenile products market.

RELIANCE ON CONTRACT AND FOREIGN MANUFACTURERS

The Company does not own or operate its own manufacturing facilities. A number of manufacturers located in the Far East, primarily in China, supply products and product components to the Company. A substantial portion of all of its products sold in 1997 were manufactured in the Far East. The Company is subject to the usual risks of a business involving foreign suppliers, such as currency fluctuations, government regulation of fund transfers, export and import duties, trade limitations imposed by the United States or foreign governments, and political and labor instability. In particular there are a number of trade-related and other issues creating significant friction between the governments of the United States and China, and the imposition of punitive import duties on certain categories of Chinese products has been threatened in the past and may be implemented in the future. Although the Company continues to evaluate alternative sources of supply outside of China, there can be no assurance that the Company will be able to develop alternative sources of supply in a timely and cost-effective manner.

The Company has no long-term manufacturing agreements with its suppliers and competes with other juvenile product companies, including companies that are much larger than the Company, for access to production facilities. In December, 1996, the Company entered into an agreement with Exergen Corporation to jointly design and develop the Company's ComforTemp thermometer. The Company is dependent on Exergen for Exergen's technology and proprietary components. There can be no assurance that the Company will continue to obtain such proprietary components from Exergen.

The Company, because of its substantial reliance on suppliers in foreign countries, is required to order products further in advance of customer orders than would generally be the case if such products were produced in the United States. The risk of ordering products in this manner is greater during the initial introduction of new products since it is difficult to determine the demand for such products.

COST AND AVAILABILITY OF CERTAIN MATERIALS

Plastic and paperboard are significant cost components of the Company's products and packaging. Because the primary resource used in manufacturing plastic is petroleum, the cost and availability of plastic for use in the Company's products varies to a great extent with the price of petroleum. The inability of the Company's suppliers to acquire sufficient plastic or paperboard at reasonable prices would adversely affect the Company's ability to maintain its profit margins in the short term.

INTERNATIONAL SALES

The Company's international sales in 1997 were approximately $16.2 million and accounted for approximately 13.5% of the Company's total net sales in 1997. There can be no assurance that the Company will be successful in expanding its international sales operations.

PRODUCT LIABILITY RISKS

The Company's juvenile products are used for and by small children and infants. The Company carries product liability insurance in amounts which management deems adequate to cover risks associated with such use; however, there can be no assurance that existing or future insurance coverage will be sufficient to cover all product liability risks.

GOVERNMENT REGULATIONS

The Company's products are subject to the provisions of the Federal Consumer Safety Act, the Federal Hazardous Substances Act, the Federal Flammable Fabrics Act, and the Child Safety Protection Act (the "Acts") and the regulations promulgated thereunder. The Acts authorize the Consumer Product Safety Commission (the "CPSC") to protect the public from products which present a substantial risk of injury. The CPSC can require the repurchase or recall by the manufacturer of articles which are found to be defective and impose fines or penalties on the manufacturer. Similar laws exist in some states and cities and in other countries in which the Company markets its products. Any recall of its products could have a material adverse effect on the Company, depending on the particular product.